Exhibit 12.1
MEDCO HEALTH SOLUTIONS, INC.
Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio data)

	Years Ended
	Dec. 26,	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,
	2009	2008	2007	2006	2005
Income before taxes	$2,103.3	$1,790.8	$1,503.3	$1,011.8	$952.9
One-third of rents	25.1	24.8	20.6	20.0	18.1
Interest expense	172.5	233.7	134.2	95.8	73.9
Equity loss from affiliates	1.2	1.1	1.2	2.0	3.6

Earnings	$2,302.1	$2,050.4	$1,659.3	$1,129.6	$1,048.5

One-third of rents	$25.1	$24.8	$20.6	$20.0	$18.1
Interest expense	172.5	233.7	134.2	95.8	73.9

Fixed charges	$197.6	$258.5	$154.8	$115.8	$92.0

Ratio of earnings to fixed charges(1)	11.7	7.9	10.7	9.8	11.4

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered a reasonable representation of the interest factor).